IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FILES PREVIOUSLY ANNOUNCED PRELIMINARY ECONOMIC ASSESSMENT FOR THE CÔTÉ GOLD PROJECT

Toronto, Ontario, February 10, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that today the Company filed a Preliminary Economic Assessment report (the "PEA") for its Côté Gold Project (the "Project") in Northern Ontario. As announced in the Company news release dated January 26, 2017, the PEA represents a conceptual study of the potential viability of the Project based on the mineral resources that have been defined to date.

The Company expects that it will complete a pre-feasibility study for the Project by the end of the second quarter of 2017.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Forward looking information or forward-looking statements included in this news release are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance.

Any statements that express or involve discussions with respect to future events or performance (such as using words such as "expects") are not statements of historical fact and may be forward-looking statements.

The PEA and pre-feasibility study are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

<u>For further information please contact</u>:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

<u>Please note:</u>
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.